RUSKIN MOSCOU FALTISCHEK, P.C.
East Tower, 15th Floor
1425 RXR Plaza
Uniondale, New York 11556

Writer’s Direct Dial:  (516) 663-6514
Writer’s Direct Fax:  (516) 663-6714
Writer’s E-Mail:  rsatin@rmfpc.com

May 11, 2011

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: John Reynolds, Assistant Director

Re:	Accelerated Acquisitions V, Inc. (the “Company”)
Registration Statement on Form S-1/A
File No. 333-167939
Filed on March 28, 2011
Form 10-K for the Fiscal Year December 31, 2010
Filed March 24, 2011
File No. 0-53394

Ladies and Gentlemen:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated April 5, 2011 addressed to Mr. Richard Aland, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Registration Statement on Form S-1/A and Annual Report on Form 10-K/A.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. Given the nature of the comments, the Company has amended the registration statement. Where applicable, the revised pages or sections of the Form S-1/A or Form 10-K have been referenced.

General

1.           We note your response to comment one of our letter dated February16, 2011, and we reissue it in part. Your response indicates that the statement was deleted; however, the reference to pooling “motor fuels with aggregated volumes ranging from 28 – 72 million gallons” still appears on your website.   Please advise.

United States Securities and Exchange Commission
May 11, 2011

COMPANY RESPONSE:

The referenced language on the Company’s website has now been deleted.

Management’s Discussion and Analysis, page 29

2.           We note from page 31 that you received a letter from Accelerated Venture Partners, LLC (“AVP”) for the termination of the Consulting Agreement. Please discuss the reasons for the termination; the amount, if any, you are obligated to pay AVP; and the impacts the termination has on your current plan of operation. In addition, file a complete Consulting Agreement as it appears the Consulting Agreement filed as Exhibit 10-2 to your S-1/A filed on September 3, 2010 is incomplete.

COMPANY RESPONSE:

We have amended our disclosure to state the following:

On April 29, 2010, the Company entered into a Consulting Services Agreement (“Consulting Services Agreement”) with AVP, a company controlled by Timothy J. Neher.  A copy of the Consulting Services Agreement is attached hereto as Exhibit 10.2.  The Consulting Services Agreement required that AVP provide the Company with certain advisory services that included reviewing the Company’s business plan, identifying and introducing prospective financial and business partners, and providing general business advice regarding the Company’s operations and business strategy in consideration of (a) an option granted by the company to AVP to purchase 3,235,971 shares of the company’s Common Stock at a price of $0.0001 per share (the “AVP Option”) (which was immediately exercised by the holder, subject to a repurchase option (“Repurchase Option”) granted to the Company to repurchase the shares at a price of $0.0001 per share upon the occurrence of certain events of default as more fully detailed in the Consulting Services Agreement and (b) certain cash compensation based on the achievement of certain specific milestones.

United States Securities and Exchange Commission
May 11, 2011

On February 22, 2011, the Company received a letter from AVP giving notice of its termination of the Consulting Services Agreement (“Termination Letter”).  A copy of the Termination Letter is attached hereto as Exhibit 99.1.   The Company believes that AVP failed to perform the agreed services under the Consulting Services Agreement.  Since AVP did not meet the milestones required in the Consulting Services Agreement, the Company does not believe that it is obligated to pay any amounts to AVP under the terms of the Consulting Services Agreement.  The Company further believes that it is entitled to immediately exercise the Repurchase Option with respect to the 3,235,971 shares of Company Common Stock which was issued to AVP under the Consulting Services Agreement at a price of $0.0001 per share and intends to do so.  The Company’s management believes that the termination of the Consulting Services Agreement will have no impact whatsoever on its plan of operation, principally because AVP was not actively involved in the Company’s operations prior to such termination.

3.           In this regard, you should delete disclosure of details, such as the $5 million, $10 million, and $15 million milestone payments and triggers, to the extent they no longer apply due to the termination. Also, advise us why you have not filed the February 22, 2011 letter from Accelerated Venture Partners, LLC as an exhibit to the registration statement pursuant to Item 601(b) of Regulation S-K.

COMPANY RESPONSE:

We have deleted the disclosure of details of the AVP Agreement since they are no longer applicable due to the termination of the Consulting Services Agreement. The failure to attach the February 22, 2011 letter was an oversight.  The letter has been included as Exhibit 99.1 to our amended disclosure.

Liquidity and Capital Resources, page 33

4.           We note the revised disclosure on page 32 regarding the company’s liquidity position and the “requirements of its Business Plan and ..... growth targets.”  In light of the over $6 million you state you will need in the short term, revise your management’s discussion and analysis to identify and describe the separate “requirements” of your business plan, and clarify any significant assumptions underlying them.

COMPANY RESPONSE:

We have amended our disclosure to delete the reference to our Business Plan, which was only intended to describe the Company’s business concept of a streamlined demand aggregation platform for high-valued capital assets and selected commodities currently being marketed to State and local governments.

United States Securities and Exchange Commission
May 11, 2011

The Company has also amended the disclosure in Management’s Discussion and Analysis to include the following:

Typically, pools for various products will be scheduled and operated 1-4 times per year for each product.  If the Company is able to raise external financing in the amount of approximately $6,350,000, management expects to have the capability to operate 3-5 pools simultaneously within 6 months thereafter, and up to 5-8 simultaneous pools within the following 12 months.  The timing for each category of product pools will be based upon known budget cycles for the buyers of those products and upon surveys of buyers (as to the timing of their needs) and suppliers (regarding the production cycle for certain manufactured products).

Report of Independent Registered Public Accounting Firm, page 42

5.           Please provide a revised report of independent registered public accounting firm in your next amendment that includes the name of the company in the opinion paragraph of the audit report. You should similarly revise the audit report included in your Form 10-K.

COMPANY RESPONSE:

A revised report has been included in the amended Form S-1 and amended Form 10-K.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 9A.  Controls and Procedures, page 30

6.           Please amend your Form 10-K to provide the disclosures set forth in Item 308T(a) of Regulation S-K related to management’s annual report on internal control over financial reporting.

COMPANY RESPONSE:

It is the Company’s understanding that the requirement to comply with Item 308T(a) expired on December 15, 2010. Notwithstanding, the Company has amended its Form 19K to incorporate the language required by Item 308(T).

On behalf of the Company, we acknowledge that:

United States Securities and Exchange Commission
May 11, 2011

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s// Richard G. Satin

RICHARD G. SATIN
For the Firm

RGS:kad